

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 16, 2015

Via E-Mail
Ms. Tara Kreizenbeck
Vice President and Corporate Controller
Inventure Foods, Inc.
5415 E. High Street, Suite #350
Phoenix, Arizona 85054

> **Re:** **Inventure Foods, Inc.**
> **Form 10-K for the Fiscal Year ended December 27, 2014**
> **Filed March 10, 2015**
> **File No. 001-14556**

Dear Ms. Kreizenbeck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 27, 2014

Financial Statements

Note 11 – Business Segments and Significant Customers, page 54

1. We note from your disclosure on pages 2 and 3 that you appear to have various product categories for which you have not disclosed revenues pursuant to FASB ASC paragraph 280-10-50-40. We had understood from your response to comment 2 in your letter dated December 6, 2013 that you would disclose revenue for each product or group of similar products in subsequent filings. It appears you should provide this information for a range of products within each of your "healthy/natural" and "indulgent specialty snack" food categories. Please submit the revisions that you propose to comply with this guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources